UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number   001-33323

(Check One)   [X]  Form 10-K   [  ]  Form 20-F   [  ]  Form 11-K   [  ]  Form 10-Q   [  ]  Form 10-D
  [   ]  Form N-SAR   [  ]  Form N-CSR

               For Period Ended:  June 30, 2009

[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – REGISTRANT INFORMATION

PHC, Inc.
Full Name of Registrant

200 Lake Street, Suite 102
Address of Principal Executive Office (Street and number)

Peabody, Massachusetts  01960
City, State and Zip Code

Part II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company was unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2009 within the prescribed time period because the Company required additional time to process required changes to the document prior to filing.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Paula C. Wurts	(978)	536-2777
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [  ] Yes [ X ] No

PHC, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 29, 2009	By: /s/ Paula C. Wurts
Chief Financial Officer
Treasurer and Clerk